[redacted]

06005473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stevens & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Maiden Lane
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C. 213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Tingoli 212-361-3139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP,
(Name – *if individual, state last, first, middle name*)

50 Charles Lindbergh Boulevard (Address) Uniondale (City) NY (State) 11553 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Tingoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Stevens & Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(NONE)

Signature

Chief Financial Officer

Title

2/23/06

Notary Public

Maria Elena Iacoviello
Notary Public State of New York
No. 01IA6116835
Qualified in Kings County
Commission Expires On October 12, 2008

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. D.C. 213 SECTION

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

AND

INDEPENDENT AUDITORS' REPORT

JOSEPH STEVENS & COMPANY, INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Joseph Stevens & Company, Inc.

We have audited the accompanying statement of financial condition of Joseph Stevens & Company, Inc. as of December 31, 2005, and the related statements of income, cash flows, stockholders' equity and changes in subordinated borrowings for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Stevens & Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III and reconciliation pursuant to rule 17a-5(d)(4) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 15, 2006

50 CHARLES LINDBERGH BLVD, UNIONDALE, NY 11553 T 516.579.7900 F 516.579.7940 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 2,228,202
Receivables from clearing broker	1,153,553
Marketable securities owned, at market value	1,641,540
Employee advances	675,047
Prepaid expenses	116,630
Furniture, fixtures and equipment - at cost, less accumulated depreciation and amortization	676,673
Deferred tax asset	47,100
Other assets	28,869
	$ 6,567,614
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Marketable securities sold but not yet purchased, at market value	$ 14,297
Accounts payable and accrued expenses	3,819,410
	3,833,707
Commitments and contingencies	
Stockholders' equity	
Preferred stock, no par value; 50 shares authorized, no shares issued or outstanding	-
Common stock, no par value; 950 shares authorized, 443.6536 shares issued; 382.3052 shares outstanding	444
Paid-in capital	2,544,311
Retained earnings	718,623
Stock subscriptions receivable	(84,475)
Less - 61.3484 shares of common stock in treasury, at cost	(444,996)
	2,733,907
	$ 6,567,614

See notes to financial statements.

1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Joseph Stevens & Company, Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from the sale of stocks and options traded on various stock exchanges.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash

The Company maintains sweep accounts, where cash is made available as checks are presented, at two financial institutions which are insured for up to a total of $100,000 each by the Federal Deposit Insurance Corporation. In addition, the Company maintains approximately $2.5 million in an uninsured account at a broker. The Company controls risk by maintaining accounts with large, reputable financial institutions.

Marketable Securities

Marketable securities and marketable securities sold but not yet purchased are valued at quoted market values.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Furniture, fixtures and equipment are depreciated under the straight-line method over useful asset lives.

Estimated useful lives used in computing depreciation and amortization are as follows:

Furniture, fixtures and equipment	5 years and 7 years
Leasehold improvements	Shorter of 10 years or life of the lease

Income Taxes
The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is reportable by the stockholders on their individual income tax returns and the Company makes no provision for Federal income tax. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax.

The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax assets amount will not be realized.

2 - RECEIVABLES FROM CLEARING BROKER

The Company maintains a brokerage account with one broker through which all trading transactions are cleared.

Amounts receivable from this broker at December 31, 2005 consist of the following:

Receivables from clearing broker	$ 1,103,118
Fees and commissions receivable	50,435
	$ 1,153,553

The receivables and all marketable securities owned are with this same broker. The Company is subject to credit risk if this broker is unable to repay the receivables or return securities in its custody.

3 - SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of investment securities at quoted market values as follows:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 1,641,540	$ 14,297
Options and warrants	-	-
	$ 1,641,540	$ 14,297

4 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are comprised of the following:

Furniture, fixtures and equipment	$ 529,994
Leasehold improvements	384,327
	914,321
Less - Accumulated depreciation and amortization	237,648
	$ 676,673

5 - LEASE COMMITMENTS

The Company leases office facilities under noncancelable operating leases for various terms with various expiration dates. In addition to base rent, the Company is liable for real estate taxes and operating expenses.

Future minimum lease payments are as follows:

Year Ending December 31,	
2006	$ 1,054,181
2007	1,057,031
2008	915,121
2009	857,318
2010	459,269
	$ 4,342,920

5 - LEASE COMMITMENTS (Continued)

The Company leases office equipment under operating leases with various expiration dates. The future minimum lease payments under these equipment leases as of December 31, 2005 are as follows:

Year Ending December 31,		
2006	$	32,784
2007		27,431
2008		15,135
2009		12,888
2010		3,197
	$	91,435

6 - LETTER OF CREDIT

The Company is required to maintain a letter of credit for $460,000 for its New York City office lease, to be used as collateral for future lease payments. There were no amounts used on this letter of credit at December 31, 2005.

7 - LEGAL PROCEEDINGS

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitration proceedings, class actions and other litigation, arising in connection with the operation of its broker-dealer business. These legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company also is involved, from time to time, in investigations and proceedings by governmental and self regulatory agencies, which may result in adverse judgments, fines or penalties.

7 - LEGAL PROCEEDINGS (Continued)

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. The Company is contesting liability and/or the amount of damages in each pending matter and believes, based on current knowledge and after consultation with counsel, and the reserves established by the Company, that the outcome of each matter will not have a material adverse effect on the financial condition of the Company, although the outcome could be material to the operating results of the Company in a particular future period, depending on, among other things, the level of the Company's income for such period.

8 - STOCKHOLDERS' EQUITY

During July 2005, the Company approved an increase in its authorized capital stock from 500 shares to 1,000 shares, with 50 shares remaining as preferred stock. The Company also approved a four-for-one stock split of common stock.

During July 2005, the Company purchased 1.1813 shares of its common stock for $3,600.

The Company adopted its 1998 Stock Option Plan (the "Plan") on August 15, 1998. The Plan had provided the awarding of incentive and non-qualified stock options to employees, directors and independent consultants who contributed to the success of the Company. The Plan was scheduled to expire on the tenth anniversary of the date the Plan was adopted or a date at which the Board determined, whichever occurred first. The Board voted to terminate the Plan on July 7, 2005. No options were outstanding under the Plan on the date of termination.

9 - PROFIT SHARING PLAN

The Company has a profit sharing plan for the benefit of eligible employees and their beneficiaries which qualifies under Section 401(k) of the Internal Revenue Code (the "Code"). The plan allows employees to defer part of their compensation, not to exceed the maximum under the Code. The Company is not required to match any employee contributions, but may do so at its discretion.

10 - DEFERRED TAXES

Deferred tax assets and liability consist of the following at December 31, 2005:

Deferred tax assets	
Net operating carryforwards	$ 147,500
Section 481 adjustment	29,300
Accrued expenses	44,250
	221,050
Less - Valuation allowance	(168,000)
	53,050
Deferred tax liability	
Depreciation and amortization	(5,950)
Net deferred taxes	$ 47,100

The Company has New York City net operating loss carryforwards of approximately $2,500,000 that are available to offset future New York City taxable income through 2022.

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $250,000. At December 31, 2005, the Company had net capital of $834,942, which was $580,315 in excess of its required net capital of $254,627. The Company's ratio of net capital to aggregate indebtedness is 4.57 to 1.